Exhibit 99.1

Medicure announces issuance of shares under previously announced shares for debt settlement

WINNIPEG, Jan. 9, 2015 /CNW/ - Medicure Inc. (the "Company") (TSXV:MPH, OTC:MCUJF.US) announces today that the Company has issued 205,867 of its common shares at a deemed price of $1.98 per common share extinguishing $407,616.66 of amounts owing to its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors under shares for debt agreements originally entered into and announced on July 11, 2014.  These shares will be subject to resale restrictions for a period of four months from the date of issuance under applicable securities legislation.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 16:35e 09-JAN-15